Filed Pursuant to Rule 424(b)(5)
Registration No. 333-237837

AMENDMENT NO. 1 DATED APRIL  8, 2022

To Prospectus Supplement dated May 12, 2021

(To Prospectus dated May 8, 2020)

Up to $10,219,945

Common Stock

We previously entered into a Controlled Equity OfferingSM Sales Agreement, or Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, relating to shares of our common stock, $0.0001 par value per share, offered by a prospectus supplement dated May 12, 2021 (File No. 333-237837), or the Prospectus Supplement, and the accompanying prospectus dated May 8, 2020, or the Prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $25.0 million from time to time through or to Cantor, acting as sales agent or principal, pursuant to the Prospectus Supplement and the Prospectus. As of immediately prior to filing this Amendment No. 1 to Prospectus Supplement, or this Amendment, we have sold 3,428,680 shares of our common stock under the Sales Agreement for an aggregate offering price of approximately $14.8 million, all of which shares were sold under General Instruction I.B.1 of Form S-3. As a result, approximately $10.2 million of common stock remains available for sale under the Sales Agreement. This Amendment amends the Prospectus Supplement and should be read in conjunction with the Prospectus Supplement and the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

Since April 5, 2022, we have been subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $44,804,923, which is based on 16,843,956 shares of our outstanding common stock held by non-affiliates on April 8, 2022 and the closing price of our common stock on February 9, 2022 of $2.66 per share. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement and Prospectus, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

In accordance with General Instruction I.B.6 and the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $10,219,945 from time to time through Cantor, which does not include the shares having an aggregate sales price of approximately $14.8 million that were sold pursuant to the Prospectus Supplement and the Prospectus under General Instruction I.B.1 of Form S-3.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BIOC.”

Investing in our common stock involves risks. You should review carefully the risks factors under the heading “ Risk Factors” on page S-9 of the Prospectus Supplement and the risk factors contained or incorporated by reference in the Prospectus Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

April 8, 2022